Exhibit 99.48

Suite 500 – 2 Toronto Street Toronto, Ontario M5C 2B6 Tel: 416 214 2810 Fax: 416 214 2727 investorinfo@energyfuels.com www.energyfuels.com

Judge Issues Ruling in Case Challenging Issuance of Radioactive
Materials License for Piñon Ridge Mill

Toronto, Ontario – June 13, 2012

Energy Fuels Inc. (TSX-EFR) (“Energy Fuels” or the “Company”) announced today that Denver District Court Judge John N. McMullen ruled in favor of the Colorado Department of Public Health and Environment (“CDPHE”) and Energy Fuels, Inc. (“Energy Fuels”) on the ten substantive environmental, health, and safety claims in a case challenging CDPHE’s issuance of a radioactive materials license for the Piñon Ridge project to Energy Fuels. The Judge did rule partially in favor of Plaintiffs on one claim, ordering a time-limited administrative hearing on the issuance of the License.

The claim, brought by plaintiff Sheep Mountain Alliance and intervening parties the Towns of Telluride and Ophir (collectively, the “Plaintiffs”), alleged that CDPHE failed to comply with procedural and substantive requirements for licensing of radioactive material in its issuance of the License.

The Court rejected all of Plaintiffs’ substantive environmental, health, and safety arguments in their entirety, holding that CDPHE and Energy Fuels complied with statutory and regulatory requirements regarding financial assurance, decommissioning, and standards pertaining to air emissions control and groundwater.

While acknowledging the extensive administrative record, numerous public meetings, and substantial public comment, the Court did require that CDPHE conduct a public hearing which includes the opportunity for cross-examination of witnesses. Such hearing will take place within 75 days of July 5, 2012. The current License issued to Energy Fuels will be set aside pending the outcome of the public hearing.

“While the State is required to conduct a hearing which will further delay the project, we are generally pleased with the outcome of today’s decision,” said President & CEO Stephen P. Antony. “The decision by Judge McMullen rejected every one of Plaintiff’s claims suggesting that our license somehow failed to fully protect public health and the environment on the West Slope. Based on the Court’s decision, we are confident that after this procedural issue is resolved, the license will be reissued.”

About Energy Fuels: Energy Fuels Inc. is a uranium and vanadium mineral development company. The Company recently acquired Titan Uranium Inc., including the Sheep Mountain Project in the Crooks Gap District of Wyoming. The Company also received a Final Radioactive Materials License from the State of Colorado for the proposed Piñon Ridge Uranium and Vanadium Mill in March 2011. The mill will be the first uranium mill constructed in the United States in over 30 years.

With about 61,000 acres of highly prospective uranium and vanadium properties located in the states of Colorado, Utah, Arizona, Wyoming, and New Mexico, and exploration properties in Saskatchewan’s Athabasca Basin totaling approximately 32,000 additional acres, the Company has a full pipeline of additional development prospects. Energy Fuels, through its wholly-owned subsidiaries, Energy Fuels Resources Corporation, Titan Uranium Inc., and Magnum Uranium Corp., has assembled this property portfolio along with a first class management team, including highly skilled technical mining and milling professionals based in Lakewood and Naturita, Colorado and Kanab, Utah.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and “Forward Looking Information” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario Securities Commissions.

FOR FURTHER INFORMATION PLEASE CONTACT:

Energy Fuels Inc.
Stephen P. Antony, President & CEO
Phone No.: (303) 974-2140
Email: s.antony@energyfuels.com